UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02020492

FORM 6 - K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2002 file # 0-30780

MAR 11 2002

CEDAR CAPITAL CORP.

430-580 Hornby street Vancouver, B.C. CANADA V6C3B6
Phone# 604-618-1966 Fax# 604-687-0586

PE

1.News release dated february 12, 2002 related to name change and roll back, (reverse split)

Indicate by check mark wether the registrant files or will file annual reports under cover of from 20-F or Form 40-F

FORM 40-F ____ FORM 20-F XXXX

Indicate by check mark wether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES____ NO XXXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this FORM 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

CEDAR CAPITAL CORP.

Dated february 13,2002 by :____________
Mounir Nassar
President

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

12/02/2002

Cedar Capital Corp.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Phone # 604-618-1966
Fax # 604-687-0586

NEWS RELEASE

Vancouver, BC
February 12, 2002

Further to the special meeting of the shareholders of Cedar Capital Corp. which was held on November 16, 2001, the Directors have decided to proceed with the changes approved at that Meeting. The name of the corporation will be changed to "VANCAN CAPITAL CORP." and the issued capitalization will be consolidated on the basis of four (4) old for one (1) new share. This will reduce the Company's issued capitalization from 5,192,500 old shares to 1,298,125 new shares.

On behalf of the Board of Directors

Mounir Nassar